Exhibit 10.31

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (this “Agreement”) is entered into by and between Apria Healthcare Group Inc., a Delaware corporation (the “Company”), and Daniel J. Starck (the “Executive”) as of March 14, 2012 (the “Effective Date”).

RECITALS

A. It is the desire of the Company to retain the services of the Executive and to recognize the Executive’s contribution to the Company during the course of his employment.

B. The Company and the Executive wish to set forth certain terms and conditions of the Executive’s employment.

C. The Company wishes to provide to the Executive certain benefits in the event that his employment is terminated by the Company without Cause (as defined below) or in the event that he terminates employment for Good Reason (as defined below), in order to encourage the Executive’s performance and continued commitment to the Company.

NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and agreements set forth below, the parties hereto agree as follows:

1. Term; Positions and Duties.

(a) Term. The Company hereby agrees to employ the Executive and the Executive hereby agrees to accept such employment, upon the terms and conditions hereinafter set forth. The Executive’s employment shall continue until its termination by reason of the Executive’s written resignation, termination by the Company for any reason by written notice of termination, or death (the “Period of Employment”). The Executive’s employment may be terminated at any time by written notice from the Executive to the Company or from the Company to the Executive, in the manner provided in Section 6 hereof.

(b) Position and Duties. The Executive shall serve as the Chief Executive Officer of the Company’s subsidiary, Apria Healthcare, Inc. (“Apria Healthcare”), with direct reporting responsibility to the Chief Executive Officer of the Company. Subject to the terms and conditions set forth further herein, the Executive shall have full responsibility for Apria Healthcare’s respiratory therapy/home medical equipment business and shall undertake such other duties and have such authority for the Company and Apria Healthcare as the Company, through its Chief Executive Officer and board of directors (the “Board”), shall assign to the Executive from time to time in the Company’s sole and absolute discretion; provided such duties and responsibilities are the types of duties and responsibilities that would ordinarily be assigned to a person with employment experience and position comparable to that of the Executive and are consistent with the policies, procedures and guidelines of the Company, applicable laws and this Agreement. The Executive agrees to devote substantially all of his working time and efforts to the business and affairs of the Company. The Executive further agrees that he shall not undertake any outside activities which create a conflict of interest with his duties to the Company and Apria Healthcare, or which, in the judgment of the Chief Executive Officer or Board, interfere with the performance of the Executive’s duties to the Company and Apria Healthcare.

2. Compensation and Benefits.

(a) Salary. Beginning with the Effective Date, the Company shall pay to the Executive a base salary at the rate of $580,000 per year, in accordance with its regular practices and policies. The Company may increase the Executive’s salary from time to time.

(b) Bonuses. During the Period of Employment, the Executive shall be eligible to participate in the Company’s Executive Bonus Plan, or such other bonus plans applicable to the Executive’s position as in effect from time to time. Promptly following the Effective Date, the Company shall pay the Executive a signing bonus in the amount of $170,000 (the “Signing Bonus”). Executive shall repay to the Company a pro rata percentage of such Signing Bonus if the Executive voluntarily terminates his employment hereunder on or prior to the first anniversary of the Effective Date, with such percentage equal to the excess, if any, of (i) 100 over (ii) a fraction, the numerator of which is the number of days that have elapsed between the Effective Date and the termination date and the denominator of which is 365. Each fiscal year, the Executive’s target bonus under the applicable year’s Executive Bonus Plan will be an amount equal to 100% of his base salary paid in such year, and his maximum bonus potential will be equal to 200% of such base salary if maximum achievement levels are reached; provided however that with respect to fiscal year 2012, the bonus payable to Executive under the Executive Bonus Plan, or such other bonus plans applicable to the Executive’s position, shall be at least $350,000.

(c) Equity Awards. Contemporaneously with this Agreement, the Company shall grant Executive Class B Units in Apria Holdings LLC (“Holdings”) pursuant to the terms contained in the subscription agreement attached hereto as Exhibit B.

(d) Other Employee Benefits. During the Period of Employment, the Executive shall be entitled to participate in the Company’s group life, health and disability insurance plans, the Company’s 401(k) Savings Plan as well as the Senior Executive Medical and Dental Programs, subject in all respects to the terms and conditions of those plans and programs. In addition, the Executive shall be entitled to participate in all other employee benefit plans, programs and arrangements of the Company (including, without limitation, annual bonus, equity compensation, welfare, fringe, retirement, savings, vacation, deferred compensation and any other plans, programs and arrangements) applicable to senior executives or employees of the Company generally, in accordance with the terms of such plans, programs or arrangements as they shall be in effect from time to time during the term of the Executive’s employment; provided, however, that nothing herein shall entitle the Executive to any specific awards under the Company’s equity compensation plans or other discretionary employee benefit plans. Subject to the terms and conditions set forth further herein, the parties to this Agreement recognize that the Company may terminate or modify such plans, programs or arrangements at any time without the consent of the Executive.

(f) Vacation and Fringe Benefits. The Executive shall be entitled to take vacation days each year in accordance with the Company’s “honor system” vacation policy or any other vacation policy and practice that becomes applicable to other senior executives of the Company from time to time. Notwithstanding the foregoing, the Company acknowledges that the Executive will be on paid vacation from May 14 through May 22, 2012.

(g) Expenses. During the Period of Employment, the Executive shall be entitled to receive reimbursement for all reasonable and customary expenses incurred by the Executive in performing services for the Company in accordance with the Company’s reimbursement policies, as they may be in effect from time to time. The parties to this Agreement recognize that such policies may be amended and/or terminated by the Company at any time without the consent of the Executive. The Company will also reimburse the Executive for all reasonable expenses incurred in connection with the process resulting in the execution of this Agreement. In all events, any reimbursement made to the Executive pursuant to this Section 2(g) shall be made not later than the end of the calendar year following the year in which the related expense was incurred, and the amount of expenses eligible for reimbursement during any calendar year will not affect the amount of expenses eligible for reimbursement during any subsequent calendar year.

3. Grounds for Termination. Subject to the terms and conditions set forth further herein, the Executive’s employment may be terminated by the Company or the Executive at any time, for any reason or no reason, with or without Cause or Good Reason (as such terms are defined below). The Executive’s employment may end for any one of the following reasons:

(a) Without Cause or Without Good Reason. The Executive or the Company may terminate the Executive’s employment at any time, without Cause (in the case of the Company) or without Good Reason (in the case of the Executive), by giving the other party to this Agreement notice of such termination, with Executive’s notice to be no less than forty-five (45) days in advance of such termination.

(b) Death. The Executive’s employment hereunder shall terminate upon his death.

(c) Disability. If the Company determines in good faith that the Executive has incurred a Disability (as defined below), it may give the Executive written notice in accordance with Section 6 of this Agreement of its intention to terminate the Executive’s employment. In such event, the Executive’s employment shall terminate effective on the 30th day following receipt of such notice by the Executive; provided that, within the 30-day following receipt, the Executive shall not have returned to full-time performance of his duties. For purposes of this Agreement, “Disability” shall mean the Executive’s incapacity due to physical or mental impairment which substantially limits a major life activity and which renders the Executive unable to perform the essential functions of his position on a full-time basis for the entire period of six (6) consecutive months, even with reasonable accommodation that does not impose an undue hardship on the Company.

(d) Cause. The Company may terminate the Executive’s employment for Cause. For purposes of this Agreement (except as set forth below), “Cause” shall mean that the Board, acting in good faith based upon the information then known to the Company, determines that the Executive has (i) engaged in or committed willful misconduct; (ii) engaged in or committed theft, fraud or other conduct constituting a felony (other than traffic related offenses or as a result of vicarious liability); (iii) refused or demonstrated an unwillingness to substantially perform his duties for a 30-day period after written demand for substantial performance that refers to this

Section 3(d) and is delivered by the Company that specifically identifies the manner in which the Company believes the Executive has not substantially performed his duties for the Company or Apria Healthcare; (iv) refused or demonstrated an unwillingness to reasonably cooperate in good faith with any Company, Apria Healthcare or government investigation or provide testimony therein (other than such failure resulting from the Executive’s disability); (v) engaged in or committed any willful act that is likely to and which does in fact have the effect of injuring the reputation or business of the Company or Apria Healthcare; (vi) willfully violated his fiduciary duty or his duty of loyalty to the Company or Apria Healthcare or the Company’s Code of Ethical Business Conduct in any material respect; (vii) used alcohol or drugs (other than drugs prescribed to the Executive by a physician and used by the Executive for their intended purpose for which they had been prescribed) in a manner which materially and repeatedly interferes with the performance of his duties hereunder or which has the effect of materially injuring the reputation or business of the Company or Apria Healthcare; or (viii) engaged in or committed any other material breach of this Agreement or the Letter Agreement for a 30-day period after written notification is delivered by the Company that specifically refers to this Section 3(d) and identifies the manner in which the Company believes the Executive has materially breached this Agreement. For purposes of the above clauses (i), (v) and (vi) of this Section 3(d), no act, or failure to act, on the Executive’s part shall be considered willful unless done or omitted to be done, by him not in good faith or without reasonable belief that his action or omission was in the best interest of the Company.

(e) Resignation for Good Reason. The Executive may resign on account of Good Reason (as defined below).

4. Payments upon Termination.

(a) Without Cause or With Good Reason. In the event that the Executive’s employment is terminated by the Company for any reason other than death, Disability or Cause as defined in Sections 3(b), (c) and (d) of this Agreement, or in the event that the Executive terminates his employment hereunder with Good Reason as defined in Section 4(c) of this Agreement, the Executive shall be entitled to receive severance pay in an aggregate amount equal to 200% of his Annual Compensation, which shall be paid, subject to Section 11(b), in periodic installments in accordance with the Company’s customary payroll practices over a period of twenty-four (24) months, less any amounts required to be withheld by applicable law, with the first such installment payable within ten (10) business days following the date the release referred to below in this Section 4(a) becomes irrevocable under applicable law and in all events not later than the end of the month following the month in which the Executive’s Separation from Service (as such term is defined in Section 4(g)) occurs; provided, however, that any such payment shall be contingent upon the Executive’s execution and delivery to the Company within 21 days of the termination of his employment (or such longer period as may be required under applicable law) of a valid release of all claims the Executive may have against the Company in the form attached hereto as Exhibit A (which may be modified only to the extent necessary to reflect developments in applicable law that would jeopardize enforceability of such release unless the modifications are not made), and not revoking such release within any revocation period provided under applicable law, and continued compliance with the restrictive covenants described in Sections 7, 8 and 9 below; and provided, further, that, if the Executive provides such release of claims, in no event shall the Executive be entitled to payment pursuant to this Section 4(a) of less than $5,000, which amount the parties agree is good and adequate consideration, in and of itself, for such release. The Company will also pay to the Executive any Accrued Obligations (as defined in Section 4(f) below).

(b) Annual Compensation. For purposes of this Section 4, the term “Annual Compensation” means an amount equal to the Executive’s annual base salary at the rate in effect on the date on which the Executive received or gave written notice of his termination, plus the sum of (i) an amount equal to the average of the annual bonuses with respect to the Company’s two (2) most recently completed fiscal years, if any, determined to be payable and/or paid to the Executive under the Company’s Executive Bonus Plan (or comparable bonus plan) prior to such notice of termination (provided that if Executive has not been employed for two full annual bonus cycles, his annual bonus amount, for purposes of determining his Annual Compensation, for any year in which he did not participate in the full annual bonus cycle shall be 100% of his then current base salary) and (ii) an amount determined by the Company from time to time in its sole discretion to be equal to the annual cost for the Executive of obtaining medical, dental and vision insurance under COBRA, including the cost of his participation in the senior executive medical and dental programs.

(c) Good Reason. For purposes of this Agreement, the term “Good Reason” means the occurrence of any of the following, without the written consent of the Executive, unless such event is rescinded within ten (10) business days after the Executive notifies the Company in writing that he objects thereto:

(i)	any reduction in the Executive’s combined annual base salary and target level bonus percentage, except for a general one-time “across-the-board” salary reduction not exceeding ten percent (10%) which is imposed simultaneously on all executive officers of the Company;

(ii)	the Company requires the Executive to be based at an office location which will result in an increase of more than thirty (30) miles in the Executive’s one-way commute, or

(iii)	the Company does not permit the Executive to continue to serve as the Chief Executive Officer of Apria Healthcare, or of substantially the same business after a corporate reorganization, or another mutually acceptable senior executive position;

provided, however, that “Good Reason” shall cease to exist for an event on the 60th day following the earlier of the Company’s written notice of the change to the Executive or the Executive’s becoming aware thereof, unless the Executive has given the Company written notice of his objection thereto prior to such date.

(d) Release of all Claims. The Executive understands and agrees that the Company’s obligation to pay the Executive severance pay under this Agreement is subject to the Executive’s execution of a valid written waiver and release of all claims which the Executive may have against the Company and/or its successors in the form attached hereto as Exhibit A.

(e) No Mitigation or Offset. Notwithstanding anything herein to the contrary, the amount of any payment or benefit provided for in this Section 4 shall not be reduced, offset or subject to recovery by the Company or any of its subsidiaries or affiliates by reason of any compensation earned by the Executive as the result of employment by another employer after the Executive’s employment with the Company terminates for any reason. In addition, the Executive shall be under no obligation to seek other employment or to take any other actions to mitigate the amounts payable under this Section 4.

(f) Death, Disability, Cause or Without Good Reason. In the event that the Executive’s employment is terminated due to death, disability, Cause or by the Executive without Good Reason, the Company shall not be obligated to pay the Executive any amount other than accrued and unpaid vacation, reimbursement for business expenses incurred prior to his termination and in compliance with the Company’s reimbursement policies, any unpaid salary for days worked prior to the termination, all other amounts accrued and earned by the Executive through the date of termination under the then existing plans and policies of the Company, and any amounts owing in respect of the Company’s indemnification obligations to the Executive (collectively, the “Accrued Obligations”).

(g) Separation from Service. As used herein, a “Separation from Service” occurs when the Executive dies, retires, or otherwise has a termination of employment with the Company that constitutes a “separation from service” within the meaning of Treasury Regulation Section 1.409A-1(h)(1), without regard to the optional alternative definitions available thereunder.

5. Successors; Binding Agreement.

(a) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle the Executive to compensation from the Company in the same amount and on the same terms as he would be entitled to hereunder if he terminated his employment for Good Reason, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the date of termination. As used in this Agreement, “Company” shall mean the Company as herein before defined and any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Section 5 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

(b) This Agreement and all rights of the Executive hereunder shall inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, administrator, successors, heirs, distributees, devisees and legatees. If the Executive should die while any amounts would still be payable to him hereunder if he had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Executive’s devisee, legatee, or other designee or, if there be no such designee, to the Executive’s estate.

6. Notices. For the purposes of this Agreement, notices, demands and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered personally, by telecopy, email or other form of written electronic transmission, by overnight courier or by registered or certified mail, postage prepaid, or mailed by United States certified or registered mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive:

Daniel J. Starck

19 Pegasus Drive

Coto de Caza, CA 92679-4742

If to the Company:

Apria Healthcare Group Inc.

26220 Enterprise Court

Lake Forest, California 92630

Attention: Chief Executive Officer

With a copy to the attention of the Company’s Executive Vice President, Human Resources or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

7. Antisolicitation. The Executive promises and agrees that, during the period of his employment by the Company and for a period of two years thereafter, he will not influence or attempt to influence customers or patients of the Company or any of its present or future subsidiaries or affiliates, either directly or indirectly, to divert their business to any individual, partnership, firm, corporation or other entity then in competition with the business of the Company, or any subsidiary or affiliate of the Company, where the identity of the customer or patient, or any information concerning the relationship between the customer or patient and the Company, is a trade secret or other Confidential Material (as defined below).

8. Soliciting Employees. The Executive promises and agrees that, for a period of two years following termination of his employment, he will not, directly or indirectly, solicit any of the Company employees who earned annually $50,000 or more as a Company employee during the last six months of his own employment, or facilitate the hiring of any such employee, to work for any other business, individual, partnership, firm, corporation, or other entity.

9. Confidential Information.

(a) The Executive, in the performance of his duties on behalf of the Company, shall have access to, receive and be entrusted with confidential information, including but not limited to systems technology, field operations, reimbursement, development, marketing, organizational, financial, management, administrative, clinical, customer, distribution and sales information, data, specifications and processes presently owned or at any time in the future developed, by the Company or its agents or consultants, or used presently or at any time in the future in the course of its business that is not otherwise part of the public domain (collectively, the “Confidential Material”). All such Confidential Material is considered secret and will be available to the Executive in confidence. Except in the performance of duties on behalf of the Company, the Executive shall not, directly or indirectly for any reason whatsoever, disclose or use any such Confidential Material, unless such Confidential Material ceases (through no fault of the

Executive’s) to be confidential because it has become part of the public domain. All records, files, drawings, documents, notes, disks, diskettes, tapes, magnetic media, photographs, equipment and other tangible items, wherever located, relating in any way to the Confidential Material or otherwise to the Company’s business, which the Executive prepares, uses or encounters during the course of his employment, shall be and remain the Company’s sole and exclusive property and shall be included in the Confidential Material. Upon termination of this Agreement by any means, or whenever requested by the Company, the Executive shall promptly deliver to the Company any and all of the Confidential Material, not previously delivered to the Company, that may be or at any previous time has been in the Executive’s possession or under the Executive’s control.

(b) The Executive hereby acknowledges that the sale or unauthorized use or disclosure of any of the Company’s Confidential Material by any means whatsoever and at any time before, during or after the Executive’s employment with the Company shall constitute unfair competition. The Executive agrees he shall not engage in unfair competition either during the time employed by the Company or any time thereafter.

(c) The Executive promises and agrees that for a period of one year following termination of his employment, he will not, other than as required by law or by order of a court or other competent authority, make or publish, or cause any other person to make or publish, any statement that is disparaging or that reflects negatively upon the Company, or that is or reasonably would be expected to be damaging to the reputation of the Company. The Company promises and agrees that it will use its best efforts to not, other than as required by law or by order of a court or other competent authority, make or publish, or cause any other person to make or publish, any statement that is disparaging or that reflects negatively upon the Executive, or that is or reasonably would be expected to be damaging to the reputation of the Executive.

10. Parachute Limitation.

(i)

Notwithstanding any other provision of this Agreement, in the event that any amount or benefit that may be paid or otherwise provided to or in respect of the Executive by or on behalf of the Company or any affiliate, whether pursuant to this Agreement or otherwise (collectively, “Covered Payments”), is or may become subject to the tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) (or any successor provision or any comparable provision of state, local or foreign law) (“Excise Tax”), then the portion of the Covered Payments that would be treated as “parachute payments” under Code Section 280G (“Covered Parachute Payments”) shall be reduced so that the Covered Parachute Payments, in the aggregate, are reduced to the Safe Harbor Amount (as defined below); provided that such reduction to the Covered Payments shall be made only if the total after-tax benefit to the Executive is greater after giving effect to such reduction than if no such reduction had been made. For purposes of this Agreement, the term “Safe Harbor Amount” means the largest portion of the Covered Payments that would result in no portion of the Covered Payments being subject to the Excise Tax. In the event that it is determined that the amount of any Covered Payments will be reduced in accordance with this Section 10, the Covered Payments shall be reduced on a nondiscretionary basis in such a way as to minimize the reduction in the economic value deliverable to the Executive. Where more than one payment has the same value for this purpose and they are payable at different times they will be reduced on a pro rata basis.

(ii)	The determination of (i) whether an event described in Section 280G(b)(2)(A)(i) of the Code has occurred, (ii) the value of any Covered Parachute Payments and the Safe Harbor Amount, (iii) whether any reduction in the Covered Payments is required under Section 10(a), and (iv) the amount of any such reduction, shall be made initially by an accounting firm selected by the Board or, if no such firm is selected, by the independent compensation consulting firm retained by the Board to provide consulting advice to the Board (the “Accountants”). For purposes of making the calculations required by this Section 10, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of the Code, and other applicable legal authority. The Company and the Executive shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section 10. The Company shall bear and be solely responsible for all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 10.

(iii)	If it is determined that a reduction in payments is required pursuant to Section 10(a) and, notwithstanding any prior reduction described in this Section 10, the Internal Revenue Service (the “IRS”) determines that the Executive is liable for the Excise Tax as a result of the receipt of amounts payable under this Agreement or otherwise as described above, then the Executive shall be obligated to pay back to the Company, within thirty (30) days after a final IRS determination or in the event that the Executive challenges the final IRS determination, a final judicial determination, a portion of such amounts equal to the “Repayment Amount”. The Repayment Amount with respect to the payment of benefits shall be, if a reduction in payments is required pursuant to Section 10(a), the smallest such amount as shall be required to be paid to the Company so that the Executive is not subject to the Excise Tax.

11. Section 409A.

(a) It is intended that any amounts payable under this Agreement and the Company’s and the Executive’s exercise of authority or discretion hereunder shall comply with Section 409A of the Code (including the Treasury regulations and other published guidance relating thereto) (“Section 409A”) so as not to subject the Executive to payment of any interest or additional tax imposed under Section 409A. To the extent that any amount payable under this Agreement would trigger the additional tax imposed by Section 409A, the Agreement shall be construed and interpreted in a manner to avoid such additional tax yet preserve (to the nearest extent reasonably possible) the intended benefit payable to the Executive.

(b) Notwithstanding any provision of this Agreement to the contrary, if the Executive is a “specified employee” within the meaning of Treasury Regulation Section 1.409A-1(i) as of the date of the Executive’s Separation from Service, and if the deferral of the commencement of any payments or benefits otherwise payable hereunder for a period of six (6) months following the Executive’s Separation from Service is necessary pursuant to Section 409A of the Code, commencement of any such payments or benefits shall be delayed as required by Section 409A of the Code. Any amounts otherwise payable to the Executive upon or in the six (6) month period following the Executive’s Separation from Service that are not so paid by reason of this Section 11(b) shall be paid as soon as practicable (and in all events within thirty (30) days) after the date that is six (6) months after the Executive’s Separation from Service (or, if earlier, as soon as practicable, and in all events within thirty (30) days, after the date of the Executive’s death). The provisions of this Section 11(b) shall only apply if, and to the extent, required to avoid the imputation of any tax, penalty or interest pursuant to Section 409A of the Code.

(c) Except as otherwise explicitly provided herein, any reimbursements or in-kind benefits provided hereunder shall be made or provided in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during the period of time specified in this Agreement (or, if no such period is specified, the Executive’s lifetime), (ii) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other calendar year, (iii) the reimbursement of an eligible expense will be made no later than the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit. In addition, any tax gross-up payments provided for herein shall be paid as soon as practicable, but in no event later than the end of the Executive’s taxable year following the Executive’s taxable year in which he remits the related taxes. Notwithstanding any other provision contained herein, any offset pursuant to the terms this Agreement of amounts payable to the Executive shall be in accordance with Section 409A of the Code.

12. Modification and Waiver. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Chief Executive Officer of the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California without regard to its conflicts of law principles.

13. Severability. The provisions of this Agreement are severable and in the event that a court of competent jurisdiction determines that any provision of this Agreement is in violation of any law or public policy, in whole or in part, only the portions of this Agreement that violate such law or public policy shall be stricken. All portions of this Agreement that do not violate any statute or public policy shall not be affected thereby and shall continue in full force and effect. Further, any court order striking any portion of this Agreement shall modify the stricken terms as narrowly as possible to give as much effect as possible to the intentions of the parties under this Agreement.

14. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

15. Arbitration. Any dispute or controversy arising under or in connection with this Agreement or the Executive’s employment by the Company shall be settled exclusively by arbitration, conducted before a single neutral arbitrator in accordance with the American Arbitration Association’s National Rules for Resolution of Employment Disputes as then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction; provided, however, that the Company shall be entitled to seek a restraining order or injunction in any court of competent jurisdiction to prevent any continuation of any violation of the provisions of Sections 7, 8 or 9 of this Agreement and the Executive hereby consents that such restraining order or injunction may be granted without the necessity of the Company’s posting any bond, and provided, further, that the Executive shall be entitled to seek specific performance of his right to be paid until the date of employment termination during the pendency of any dispute or controversy arising under or in connection with this Agreement. The Executive expressly acknowledges and agrees that if the Company has a reasonable good faith belief that he is in violation of any of the restrictive covenants set forth in said Sections 7, 8 or 9, then the Company, following written notice to the Executive explaining the basis for its belief, may suspend any future payments scheduled to be made pursuant to Section 4, unless and until the Executive establishes to the Company’s reasonable good faith satisfaction that no such violation has occurred. Each party shall pay its own attorneys’ fees and costs. If any party prevails on a statutory claim which affords attorneys’ fees and costs, the arbitrator may award reasonable attorneys’ fees and/or costs to the prevailing party. The fees and expenses of the arbitrator and the arbitration shall be borne by the Company.

16. Entire Agreement. This Agreement, together with the exhibits attached hereto, sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto; and any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated and canceled.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first above written.

APRIA HEALTHCARE GROUP INC.

By:
Name:	Norman C. Payson, M.D.
Title:	Chief Executive Officer

EXECUTIVE

By:
Name: Daniel J. Starck

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